FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated May 7, 2010

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release		Magyar Telekom
IR contacts:	Position:	Telephone:	E-mail address:
Szabolcs Czenthe	Director, Capital markets and acquisitions	+36-1-458-0437	czenthe.szabolcs@telekom.hu
Rita Walfisch	Head of Investor Relations	+36-1-457-6036	walfisch.rita@telekom.hu
Linda László	IR manager	+36-1-457-6084	laszlo.linda@telekom.hu
Márton Peresztegi	IR manager	+36-1-458-7382	peresztegi.marton@telekom.hu

New proceedings against Magyar Telekom

Budapest — May 7, 2010 — Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider, announces legal proceedings initiated by minority shareholders.

One of Magyar Telekom’s minority shareholders has requested the initiation of a judicial supervisory proceeding at the Metropolitan Court (acting as Court of Registration), requesting that the Court of Registration render ineffective its resolutions for the registration of the changes to the companies register as a result of the resolutions adopted by the 2008 and 2009 annual general meeting and the 2009 extraordinary general meeting of the Company. The shareholder has also requested the deletion of data from the companies register which was registered by the Court on the basis of these resolutions. Finally, the shareholder requested that the Court reject Magyar Telekom’s application to the Court to register the changes to the companies register as a result of the resolutions adopted by the 2010 annual general meeting. This shareholder has previously challenged resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

In addition, Magyar Telekom has received information from counsel representing two Hungarian minority shareholders that the shareholders have filed a lawsuit against the Company, requesting the Court to render ineffective the resolutions passed by the general meeting on April 7, 2010, and also requesting a related interlocutory measure. The Company is not familiar with the exact contents of the claim or the nature of the interlocutory measure sought by the shareholders, as the Company has not yet received official notice of the claim. These two shareholders have previously brought lawsuits challenging resolutions passed by Magyar Telekom’s shareholders at previous general meetings, as previously disclosed by the Company.

Magyar Telekom disagrees with the request to initiate judicial supervisory proceedings and the lawsuit initiated by the minority shareholders and will vigorously defend against both claims.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the U.S. Securities and Exchange Commission.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director
Capital Markets and Acquisitions

Date: May 7, 2010